

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

March 22, 2010

Mr. Lou van Vuuren
Great Basin Gold Ltd.
138 West Street, Ground Floor
Sandown, 2196
PO Box 78182
Sandton, South Africa 2146

> **Re:** **Great Basin Gold Ltd.**
> **Form 40-F for the Fiscal Year Ended December 31, 2008**
> **Filed March 27, 2009**
> **File No. 1-31729**

Dear Mr. van Vuuren:

We have completed our review of your Form 40-F and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director